Exhibit 21.1

Subsidiaries of vVARDIS Holding AG
Name of Subsidiary	Jurisdiction of Incorporation or Organization
Credentis AG	Switzerland
SSB Marketing AG	Switzerland
SSB Operation GmbH	Switzerland
SSB US Inc.	United States
Swiss Beauty Ltd.	Israel
Swiss Shine Beauty AG	Switzerland
vVARDIS AG	Switzerland
vVARDIS Inc.	United States
vVARDIS Ltd.	United Kingdom
vVARDIS SIA	Latvia
vVARDIS srl	Italy